Filed by: Callon Petroleum Company  Pursuant to Rule 425 under the  Securities Act of 1933  and deemed filed pursuant to 14a‐12  under the Securities Exchange Act of 1934  Subject Company: Carrizo Oil & Gas, Inc.  Commission File No.: 000‐29187‐87    On September 26, 2019, Callon Petroleum Company (“Callon”) posted Investor Materials to the Investor  Relations  section  of  the  Company’s  website  in  connection  with  its pending all‐stock acquisition of  Carrizo Oil & Gas, Inc. (“Carrizo). Set forth below is a copy of the related material.

Stronger Combined Company with Free Cash Flow to Fund Development of Deep Permian Inventory

CALLON

CARRIZO

TRANSACTION SUMMARY

100%

Stock Consideration

- Carrizo shareholders will receive a fixed exchange ratio of 2.05x Callon shares per Carrizo share held
- Merger expected to close by Q4 2019

OWNERSHIP

54%	46%
CALLON	CARRIZO

COMBINED COMPANY

Name: Callon Petroleum

Independent Chairman: Richard Flury

CEO: Joe Gatto

HQ: Houston, TX

BOARD COMPOSITION

11 Board Members

8 Callon Directors

3 Carrizo Directors

Self-Funded, High-Margin Oil Growth Company

Immediately Accretive to All Key Financial Metrics

Significant and Achievable Synergies

Right Team, Right Assets and Right Balance Sheet

Comprehensive Independent Board Review Process

COMBINED COMPANY BY THE NUMBERS

100 Mboed	Daily Production (71% Oil)	17 Years	Drilling Inventory in the Permian
~$50 WTI/bbl	2020 FCF Breakeven	Target Leverage <2.0x	Further deleveraging through free cash flow

COMPLEMENTARY ACREAGE ACROSS 3 PREMIER BASINS



MIDLAND BASIN
- Net Acres: ~30,000
- 2020 Capital %: 25%

★ = Headquarters

EAGLE FORD
- Net Acres: ~80,000
- 2020 Capital %: 25%

DELAWARE BASIN
- Net Acres: ~90,000
- 2020 Capital %: 50%



"We are excited about this transformational transaction, creating a differentiated oil and gas company by integrating core asset bases in premier basins. Together with Carrizo, we will accelerate our free cash flow, capital efficiency and deleveraging goals through an optimized model of large-scale development."

- Joe Gatto, President and CEO, Callon Petroleum



"Through our combination, we bring together a strong foundation of Midland Basin and Eagle Ford Shale assets and overlay a substantial Delaware acreage position and value proposition that will be unlocked through an integrated plan of large-scale program development."

- Chip Johnson, President and CEO, Carrizo

Compelling Value Proposition for Callon Shareholders Resulting from a Comprehensive Review by an Independent Board KEY THEMES COMMENTARY  High-margin Eagle Ford cash flow accelerates value proposition from deep drilling inventory in the Permian, enhancing short term and long term returns while Self-funded, high-margin oil sustainably generating corporate-wide free cash flow growth company  Balanced asset portfolio provides flexible and increasingly efficient capital allocation strategy to manage cash conversion cycles and capital intensity profiles  Leading cost of supply on an “all-in” corporate basis  Immediately accretive to EPS, CFPS, FCFPS, debt-adjusted growth per share and net asset value per share Immediately accretive to all  $100 million of incremental free cash flow in 2020 at current strip pricing, expected to double in 2021, with measured growth profile and synergy realization key financial metrics  Flexibility for potential return of capital to shareholders over time from pro forma free cash flow and maturing production profiles, as well as non-core asset monetizations  Expected run-rate synergies of $100-$125mm per year derived from corporate G&A reduction, Delaware D&C cost savings and improved Permian production uptime Significant and achievable  Total NPV of synergies of $850mm, including $200mm from optimized capital synergies allocation, expected to deliver over $2 per share of value to Callon shareholders  Improved capacity for larger projects which enhances capital efficiency and reduces production downtime  Experienced management and operating team with a track record for creating shareholder value  Self-funding asset portfolio with approximately $50 per bbl corporate free cash flow break-even in 2020 Right team, right assets and  Strong pro forma balance sheet with no near-term debt maturities; the merger right balance sheet accelerates deleveraging to <2.0x in 2020  Expanded opportunity set for strategic asset monetization program (>$280mm YTD), targeting an additional $300mm-$400mm from a combination of select Eagle Ford acreage, other non-op and non-core assets, and water infrastructure to accelerate absolute debt reduction  Callon’s experienced independent Board of Directors repositioned the business from a micro cap offshore entity to a Permian focused growth company with high quality assets and a track record of successful M&A integration Comprehensive independent  The Board has an independent, standing Strategic Planning Committee that Board review process continually evaluates and considers all alternatives for maximizing shareholder value  Transaction does not preclude any future alternatives; rather it strengthens Callon’s optionality relating to future strategic transactions

Important Disclosures No Offer or Solicitation Communications herein do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Communication herein do not constitute a notice of redemption with respect to or an offer to purchase or sell (or the solicitation of an offer to purchase or sell) any preferred stock of Carrizo Oil & Gas, Inc. Additional Information and Where to Find It In connection with the proposed transaction, Callon Petroleum Company (“Callon”) has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which contains a preliminary joint proxy statement of Callon and Carrizo that also constitutes a preliminary prospectus of Callon. The information in the preliminary joint proxy statement/prospectus is not complete and may be changed. After the Registration Statement is declared effective by the SEC, Callon and Carrizo intend to mail a definitive proxy statement/prospectus to shareholders of Callon and shareholders of Carrizo. This communication is not a substitute for the joint proxy statement/prospectus or the Registration Statement or for any other document that Callon or Carrizo may file with the SEC and send to Callon’s shareholders and/or Carrizo’s shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF CALLON AND CARRIZO ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY CALLON AND CARRIZO WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CALLON, CARRIZO AND THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the Registration Statement and joint proxy statement/prospectus, as each may be amended from time to time, and other relevant documents filed by Callon and Carrizo with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Callon will be available free of charge from Callon’s website at www.callon.com under the “Investors” tab or by contacting Callon’s Investor Relations Department at (281) 589-5200 or IR@callon.com. Copies of documents filed with the SEC by Carrizo will be available free of charge from Carrizo’s website at www.carrizo.com under the “Investor Relations” tab or by contacting Carrizo’s Investor Relations Department at (713) 328- 1055 or IR@carrizo.com. Participants in the Proxy Solicitation Callon, Carrizo and their respective directors and certain of their executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Callon’s shareholders and Carrizo’s shareholders in connection with the proposed transaction. Information regarding the executive officers and directors of Callon is included in its definitive proxy statement for its 2019 annual meeting filed with the SEC on March 27, 2019. Information regarding the executive officers and directors of Carrizo is included in its definitive proxy statement for its 2019 annual meeting filed with the SEC on April 2, 2019. Additional information regarding the persons who may be deemed participants and their direct and indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement and joint proxy statement/prospectus and other materials when they are filed with the SEC in connection with the proposed transaction. Free copies of these documents may be obtained as described in the paragraphs above.

Important Disclosures Cautionary Statement Regarding Forward-Looking Information Certain statements in this communication concerning the proposed transaction, including any statements regarding the expected timetable for completing the proposed Carrizo transaction, the results, effects, benefits and synergies of the proposed transaction, future opportunities for the combined company, future financial performance and condition, guidance and any other statements regarding Callon’s or Carrizo’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-looking statements. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, failure to obtain the required votes of Callon’s shareholders or Carrizo’s shareholders to approve the transaction and related matters; whether any redemption of Carrizo’s preferred stock will be necessary or will occur prior to the closing of the transaction; the risk that a condition to closing of the proposed transaction may not be satisfied, that either party may terminate the merger agreement or that the closing of the proposed transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Callon and Carrizo; the effects of the business combination of Callon and Carrizo, including the combined company’s future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; regulatory approval of the transaction; the effects of commodity prices; and the risks of oil and gas activities. Expectations regarding business outlook, including changes in revenue, pricing, capital expenditures, cash flow generation, strategies for our operations, oil and natural gas market conditions, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters. Additional factors that could cause results to differ materially from those described above can be found in Callon’s Annual Report on Form 10-K for the year ended December 31, 2018 and in its subsequent Quarterly Reports on Form 10-Q for the quarter ended March 31, 2019, and the quarter ended June 30, 2019, each of which is on file with the SEC and available from Callon’s website at www.callon.com under the “Investors” tab, and in other documents Callon files with the SEC, and in Carrizo’s Annual Report on Form 10-K for the year ended December 31, 2018 and in its subsequent Quarterly Reports on Form 10-Q for the quarter ended March 31, 2019, and the quarter ended June 30, 2019, each of which is on file with the SEC and available from Carrizo’s website at www.carrizo.com under the “Investor Relations” tab, and in other documents Carrizo files with the SEC. All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Callon nor Carrizo assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements. Supplemental Non-GAAP Financial Measures This communication includes free cash flow, which is a supplemental non-GAAP financial measure that is used by management and external users of our financial statements to assess our liquidity. We define free cash flow as net cash provided by operating activities before changes in working capital less capital expenditures. Management believes that free cash flow provides useful information in assessing the impact of our ability to generate cash flow in excess of capital requirements and to return cash to shareholders. Free cash flow should not be considered as an alternative to net cash provided by operating activities or any other measure of liquidity in accordance with GAAP. We have not provided a reconciliation of projected free cash flow to projected net cash provided by operating activities, the most comparable financial measure calculated in accordance with GAAP. We are unable to project net cash provided by operating activities for any future period because this metric includes the impact of changes in operating assets and liabilities related to the timing of cash receipts and disbursements that may not relate to the period in which the operating activities occurred. We are unable to project these timing differences with any reasonable degree of accuracy without unreasonable efforts such as predicting the timing of its and customers’ payments, with accuracy to a specific day, months in advance.